August 21, 2009

By EDGAR Transmission and by Hand Delivery

Terence O’Brien
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE, Room 7010
Washington, DC 20549

Re:	China Precision Steel, Inc.
Form 10-K for Fiscal Year Ended June 30, 2008
File No. 000-23039

Dear Mr. O’Brien:

On behalf of China Precision Steel, Inc. (the “Company”), we hereby submit this response to the general comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), set forth in the Staff’s letters, dated July 16, 2009 and August 10, 2009, with respect to the Company’s annual report on Form 10-K (the “Annual Report”).

We understand and agree that:

(A)           the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(B)           the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(C)           the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Annual Report on Form 10-K. Filed September 15 2008

Critical Accounting Policies, Rage F-37

1.
We note your response to prior comment 1 that discusses your assumption that capital expenditures will decrease in future years in your impairment test analysis. Please ensure that your future filings discuss the material impact [of] the assumption that future capital expenditures will be substantially less than historical has on your SFAS 144 impairment analysis. Also ensure that you discuss this decrease in your liquidity section in future filings. Refer to FRC Section 501.13(d).

18th Floor, Teda Building, 87 Wing Lok Street, Sheung Wan, Hong Kong, People’s Republic of China; Tel.: 86-21-5994-8500; Fax.: 86-21-5994-0382

Terence O’Brien
Division of Corporate Finance
August 21, 2009

RESPONSE: We will ensure that our future filings discuss the material impact on our SFAS 144 impairment analysis of our assumption that future capital expenditures will be substantially less than historical ones, and that the liquidity section in our future filings include a discussion of this decrease, in accordance with FRC Section 501.13(d).

Note 3. Summary of Significant Accounting Policies

Advances to Suppliers, page F-9

2.
We note your response to prior comment 2 which discusses how, for the year ending June 30, 2009, you will begin to reserve a 50% provision on all accounts receivables that are over 180 days and a 100% provision on all accounts over one year past due. Please tell us and disclose what your methodology for bad debt was prior to this change in estimate, whether or not this change in estimate was a result of further deterioration of the accounts receivable balance at June 30, 2009 and what the impact of this change will be on June 30, 2009 bad debt expense. Also revise your risk factor in your Form S-3 to include the above information.

RESPONSE:  Prior to adoption of the current policy to reserve a 50% provision on all accounts receivables that are over 180 days and a 100% provision on all accounts over one year past due, we did not have a policy of writing off or reserving a specific dollar amount or percentage of accounts receivable based on aging of such accounts. Our methodology for bad debt prior to this change in estimate was to write off bad debts when it became known to management that such past due balances are uncollectible. As we disclosed in our August 4, 2009 response letter (the “August 4th Response”), our management determines the collectability of outstanding accounts by, among other things, maintaining quarterly communication with such customers and obtaining confirmation of their intent to fulfill their obligations to the Company. Management also considers past collection experience, our relationship with customers and the impact of current economic conditions on our industry and market and, where available, financial information about the customer.  We have not previously determined it appropriate or necessary to write-off or specifically reserve for any aged accounts receivable based on a determination of uncollectability, other than a write-off of accounts receivable of $3,830,134 during the nine months ended March 31, 2009 due to a dispute between the Company and one of our customers regarding a special stainless steel product processed by the Company and delivered to the customer during the 3rd and 4th quarter of FY2008 (and, of course, our allowances for doubtful accounts at March 31, 2009 and June 30, 2008, of $1,036,609 and $1,033,479, respectively).  This write-off is described in our proposed risk factor to be included in our amended S-3, which is set forth below.  We believe that our previous methodology was appropriate and effective.  Based on the unaudited financial statements as of the date of this response (we are currently working with the Company’s independent registered public accounting firm to finalize our financial statements for the year ended June 30, 2009), accounts receivable past due over 180 days accounted for 9% of total outstanding accounts receivable at June 30, 2009, as compared to 42% as of March 31, 2009. This evidences the fact that we are able to effectively determine whether our accounts receivable aged over 180 days are still collectable as approximately 86% of accounts receivable aged over 180 days as of March 31, 2009 have been collected as date of this response. We believe, using this methodology, that the remaining aged accounts are also still collectable in the coming quarters.

Terence O’Brien
Division of Corporate Finance
August 21, 2009

Although we experienced delays in customer payment of accounts receivable during the quarter ended March 31, 2009, our policy change was not a result of any recognized increase in uncollectable accounts or a trend indicating an increase in uncollectable accounts.  As shown in the aging tables below, 42% of our accounts receivable as of March 31, 2009 was over 180 days past due.  This is compared to 3% of our accounts receivable being over 180 days past due as of March 31, 2008.  Our customers, for example the high-carbon cold-rolled steel customers in the auto industry, had high inventory balances on hand at the time due to build-up during the sales boom immediately before the global crisis, and had informed management of possible delay in payments due to slower turnaround. In fact, these delays have caused a much smaller decrease in the accounts receivable as compared to the decrease of sales revenue in the period ended March 31, 2009. Furthermore, the Chinese government has been implementing measures and macro policies with the aim to stimulate the Chinese economy since the start of 2009, and as one of the pillar industries under support, our customers in the auto industry have informed us that they have seen increased orders over the past few months as a result of the stimulus packages. As a result, they have indicated to the management that they will settle their respective outstanding accounts receivable. Our other customers have also informed management, during recent communications, that they would settle their respective outstanding accounts receivable as they have also been seeing increased orders and collection. As a result, we have not determined it appropriate or necessary to further reserve for or write off any of such accounts receivable as of March 31, 2009 beyond our reserve of $1,036,609. To date, we have collected approximately $8.0 million, or 86%, of our accounts receivable past due 180 days at March 31, 2009, and approximately $9.5 million, or 43%, of our total accounts receivable balance at March 31, 2009.

Our policy change was instead adopted because management has determined that in light of the current global economic crisis, it is prudent to take a more conservative position in the event that the negative economic conditions continue or intensify to the point where the business operations of our customers are adversely impacted such that they are unable to meet their financial obligations.

The following table reflects the aging of our accounts receivable as of March 31, 2009 after taking into consideration credit periods offered to our customers.  Apart from one major customer who accounted for 43% of accounts receivable which were past due over 180 days, the remaining 57% of our accounts receivable over 180 days is spread among approximately 27 different customers.

March 31, 2009

US$		Current	1 to 30 Days	31 to 90 days	91 to 180 days	181 to 360 days	over 1 year
TOTAL	22,065,756	5,204,610	3,606,716	663,132	3,232,283	9,148,052	210,963
%	100	21	21	3	15	42	1

March 31, 2008

US$		1 to 30 days	31 to 90 days	91 to 180 days	181 to 360 days	over 1 year
TOTAL	26,400,668	4,971,920	5,596,497	15,194,568	453,907	183,776
%	100	19	21	58	3	1

Terence O’Brien
Division of Corporate Finance
August 21, 2009

Based on the circumstances known to the management as of date of this response, our management believes that despite the delays in customer payment of accounts receivable during the quarter ended March 31, 2009, there was no material deterioration of the accounts receivable at June 30, 2009. As we adopted the policy of writing off bad debts for past due balances over two years or when it becomes known to management that such amount is uncollectible for the year ended June 30, 2009, the unaudited bad debt expenses for the three months and year ended June 30, 2009 amount to approximately $9,000 and $3.8 million (including the $3.8 million write-off of accounts receivable during the nine months ended March 31, 2009 regarding the dispute over a special stainless steel product processed by the Company as mentioned in our August 4th Response), respectively.

We have revised our accounts receivable risk factor to be included in our amended S-3, as follows:

The risk that we could suffer unrecoverable losses on our accounts receivable may be increased by our practice of offering extended customer credit and payment terms to our customers, together with the current negative global economic conditions.  Any such unrecoverable losses could adversely affect our financial results.

We operate our business in China. Credit periods vary substantially in China across industries, segments, types and size of companies.  We operate in a niche of the China steel industry, specifically in the manufacture and sale of high precision cold-rolled steel products and in the provision of heat treatment and cutting of medium and high carbon hot-rolled steel strips.  Our customers are also niche operators, including manufacturers of automobile parts and components, steel roofing, plane friction discs, appliances, food packaging materials, saw blades, textile needles and microelectronics.  Because of the nature of our business, our business cycle and that of our customers is relatively long.  As a result, the credit and payment terms that we extend to our customers in the normal course of business are also relatively long. We offer credit to our customers for periods of 60 days, 90 days, 120 days and 180 days, with the longer credit terms generally offered to longstanding recurring customers with good payment histories and sizable operations. Our management determines the collectability of outstanding accounts by maintaining quarterly communication with such customers and obtaining confirmation of their intent and ability to fulfill their obligations to the Company. In making this determination, our management also considers past collection experience, our relationship with customers and the impact of current economic conditions on our industry and market and the financial condition of the customer, to the extend discoverable.  Until June 30, 2009, we did not have a policy of writing off or reserving a specific dollar amount or percentage of accounts receivable based on aging of such accounts.

We have not previously determined it appropriate or necessary to write-off or specifically reserve for any aged accounts receivable based on a determination of uncollectability, other than a write-off of accounts receivable of $3,830,134 during the nine months ended March 31, 2009.  This charge reflects a write-off of accounts receivable due to a dispute between the Company and one of our customers regarding a special stainless steel product processed by the Company and delivered to the customer during the 3rd and 4th quarter of FY2008. Revenues for these products were initially recognized as services had been rendered and the goods had been delivered, and collectability was reasonably assured as the goods were delivered in accordance to the terms of the contract and management had no reason to believe that the customer would object to the goods and services provided.  However, in the months following such delivery, a dispute arose during the use of such products by the customer, which was followed by discussions between us and the customer regarding the technical aspects of the products and the possibility of reprocessing the products. After a few rounds of negotiation with the customer regarding the products and payment, our management determined as of March 31, 2009, that this account receivable is uncollectible. The Company does not have any other accounts receivable related to this product.

Terence O’Brien
Division of Corporate Finance
August 21, 2009

As of March 31, 2009, all our customers confirmed that they were committed to fulfilling their obligations to the Company and we were aware of no other basis for reclassifying any such accounts as uncollectable.  As a result, we determined that an allowance for doubtful accounts of $1,036,609 as of March 31, 2009, was appropriate, as compared to $1,033,479 at June 30, 2008. To date, we have collected approximately $8.0 million, or 86% of our accounts that were over 180 days old at March 31, 2009. We believe there was no material deterioration of the accounts receivable at June 30, 2009.

We note, however, that we experienced delays in customer payment of accounts receivable during the quarter ended March 31, 2009.  Approximately 42% of our accounts receivable as of March 31, 2009 was over 180 days past due, compared to 3% of our accounts receivable being over 180 days past due as of March 31, 2008.  Our customers, for example the high-carbon cold-rolled steel customers in the auto industry, had high inventory balances on hand at the time due to build up during the sales boom immediately before the global crisis, and had indicated delay in payments due to slower turnaround. These delays have caused a much smaller decrease in the accounts receivable balance as compared to the decrease of sales revenue in the period ended March 31, 2009. However, the Chinese government has been implementing measures and macro-economic policies aimed to stimulate the Chinese economy since the start of 2009, and as one of the pillar industries under support, our customers in the auto industry have indicated to us that they were seeing increased orders during the second and third quarters of 2009 as a result of the stimulus packages and have indicated to us that they were committed to settling their respective outstanding accounts receivable. There are similar cases with our other customers who have also expressed confirmation for settlement as they have been seeing increased orders and collection themselves as the stimulus package is implemented. We also note the continuation or intensification of the current worldwide economic crisis may have negative consequences on the business operations of our customers despite the efforts of the Chinese government and may adversely impact their ability to meet these financial obligations to us, resulting in unrecoverable losses on such accounts receivable.  Although we believe that our current reserves for doubtful accounts are adequate in light of current market conditions, and we are not aware of any specific increases in doubtful accounts, we have nevertheless elected to prepare for the potential worsening of the global economic downturn, and the slowdown in the steel industry in China in particular, by increasing such reserves for 2009. To reserve for potentially uncollectible accounts receivable, management has made a 50% provision for all accounts receivable that are over 180 days past due and full provision for all accounts receivable over 1 year past due for the year ended June 30, 2009. Based on unaudited financial statements, the Company had $830,127 and $1,033,479 of allowances for doubtful accounts, respectively; and bad debt expenses of $3,838,769 and $686,955, respectively, at June 30, 2009 and 2008.

From time to time we will review credit periods offered, along with our collection experience and the other factors discussed above, to evaluate the adequacy of our allowance for doubtful accounts, and to make changes to the allowance, if necessary, including reducing such allowances if uncollectable accounts do not actually increase and the other factors we consider in determining the collectability of accounts do not deteriorate.  However, if our actual collection experience with our customers or other conditions change, or the other factors that we consider indicate that it is appropriate, a further provision for doubtful accounts may be required, which could adversely affect our financial results.

Terence O’Brien
Division of Corporate Finance
August 21, 2009

3.	Please note on page 5 of your August 4, 2009 response that you repeat the first five sentences in the last paragraph in the next five sentences. Please revise to remove duplicative information.

RESPONSE: We have removed the duplicative sentences which were inadvertently included, to revise the following disclosure which we intend to include in future filings as follows:

Accounts Receivable – Credit periods vary substantially across industries, segments, types and size of companies in China where we operate our business. Because of the niche products that we process, our customers are usually also niche players in their own respective segment, who then sell their products to end product manufacturers. The business cycle is relatively long, as well as credit periods. The Company offers credit to its customers for periods of 60 days, 90 days, 120 days and 180 days. We generally offer the longer credit terms to longstanding recurring customers with good payment histories and sizable operations.

Accounts receivable is recorded at the time revenue is recognized and is stated net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts based on its assessment of the collectability of the accounts receivable. Management determines the collectability of outstanding accounts by maintaining regular communication with such customers and obtaining confirmation of their intent to fulfill their obligations to the Company. Management also considers past collection experience, our relationship with customers and the impact of current economic conditions on our industry and market. However, we note that the continuation or intensification of the current global economic crisis may have negative consequences on the business operations of our customers and adversely impact their ability to meet their financial obligations.  At March 31, 2009, approximately 42% of our accounts receivable were past due over 180 days.  To reserve for potentially uncollectible accounts receivable, for the year ended June 30, 2009, our management has made a 50% provision for all accounts receivable that are over 180 days past due and full provision for all accounts receivable over 1 year past due.  From time to time, we will review these credit periods, along with our collection experience and the other factors discussed above, to evaluate the adequacy of our allowance for doubtful accounts, and to make changes to the allowance, if necessary.  If our actual collection experience or other conditions change, revisions to our allowances may be required, including a further provision which could adversely affect our operating income, or write back of provision when estimated uncollectible accounts are actually collected. At March 31, 2009 and June 30, 2008, the Company had $1,036,609 and $1,033,479 of allowances for doubtful accounts, respectively.

Bad debts are written off for past due balances over two years or when it becomes known to management that such amount is uncollectible.  Bad debt expenses recognized for the nine months ended March 31, 2009 and 2008 were $3,830,134 and nil, respectively. Our management is continually working to ensure that any known uncollectible amounts are immediately written off as bad debt against outstanding balances.

As stated in our response letter, dated August 4, 2009, going forward we will also reflect this accounts  receivable policy under the “Results of Operations” and “Liquidity and Capital Resources” headings in the MD&A section of future filings for each applicable period.

Terence O’Brien
Division of Corporate Finance
August 21, 2009

4.
In your response to prior comment 2 when disclosing your policy for advances to suppliers, it appears that the language included in this response differs from the policy included in your Form 10-Q for March 31, 2009. In this regard, your Form 10-Q states that you pay these advances “when placing its purchase orders” whereas the revised disclosure in your response omits this language. Please clarify.

RESPONSE: We have revised our disclosure for future filings regarding advances to suppliers policy, as set forth below, to clarify that our advances to suppliers are made when placing our purchase orders for future periods.

Advances to Suppliers - In order to insure a steady supply of raw materials, the Company is required from time to time to make cash advances to its suppliers when placing purchase orders, for a guaranteed minimum delivery quantity at future times when raw materials are required. The advance is seen as a deposit to suppliers and guarantees our access to raw materials during periods of shortages and market volatility, and is therefore considered an important component of our operations.  Contracted raw materials are priced at prevailing market rates agreed by us with the suppliers prior to each delivery date. Advances to suppliers are shown net of an allowance which represents potentially unrecoverable cash advances at each balance sheet date. Such allowances are based on an analysis of past raw materials receipt experience and the credibility of each supplier according to its size and background. In general, we don’t provide allowances against advances paid to state owned companies as there is minimal risk of default. Our allowances for advances to suppliers are subjective critical estimates that have a direct impact on reported net earnings, and are reviewed quarterly at a minimum to reflect changes from our historic raw material receipt experience and to ensure the appropriateness of the allowance in light of the circumstances present at the time of the review.  It is reasonably possible that the Company’s estimate of the allowance will change, such as in the case when the Company becomes aware of a supplier’s inability to deliver the contracted raw materials or meet its financial obligations. At March 31, 2009 and June 30, 2008, the Company had allowances of advances to suppliers of $2,530,479 and $2,522,837, respectively.

Allowances for advances to suppliers are written off when all efforts to collect the materials or recover the cash advances have been unsuccessful, or when it has become known to the management that there is a default on the advances made to the suppliers.

As stated in our response letter, dated August 4, 2009, going forward we will also reflect this advances to suppliers policy under the “Results of Operations” and “Liquidity and Capital Resources” headings in the MD&A section of future filings for each applicable period.

We have also revised the related risk factor, to be included in the S-3 amendment, to reflect the foregoing policy as follows:

We provide advances to suppliers when placing purchase orders in the ordinary course of our business.  If we must write-off a material amount of these advances for any reason, or if we are unable to obtain delivery of raw material from suppliers to whom we have paid advances for any reason, our financial results will be negatively impacted.

Terence O’Brien
Division of Corporate Finance
August 21, 2009

In order to insure a steady supply of raw materials, the Company is required from time to time to make cash advances to its suppliers when placing purchase orders, for a guaranteed minimum delivery quantity at future times when raw materials are required. The advance is seen as a deposit to suppliers and guarantees our access to raw materials during periods of shortages and market volatility, and is therefore considered an important component of our operations.  Contracted raw materials are priced at prevailing market rates agreed by us with the suppliers prior to each delivery date. Advances to suppliers are shown net of an allowance which represents potentially unrecoverable cash advances at each balance sheet date. Such allowances are based on an analysis of past raw materials receipt experience and the credibility of each supplier according to its size and background. In general, we don’t provide allowances against advances paid to state owned companies as there is minimal risk of default. Our allowances for advances to suppliers are subjective critical estimates that have a direct impact on reported net earnings, and are reviewed quarterly at a minimum to reflect changes from our historic raw material receipt experience and to ensure the appropriateness of the allowance in light of the circumstances present at the time of the review.  It is reasonably possible that the Company’s estimate of the allowance will change, such as in the case when the Company becomes aware of a supplier’s inability to deliver the contracted raw materials or meet its financial obligations. At March 31, 2009 and June 30, 2008, the Company had allowances of advances to suppliers of $2,530,479 and $2,522,837, respectively.

Allowances for advances to suppliers are written off when all efforts to collect the materials or recover the cash advances have been unsuccessful, or when it has become known to the management that there is a default on the advances made to the suppliers.  To date we have not written off any advances to suppliers.  If any material advances to suppliers must be written-off, or if we can not secure delivery of raw materials that have pre-paid with such advances, then our financial results will be negatively impacted.

5.
In your draft disclosure provided on page 6 and 7 of your August 4, 2009 letter, you discuss the $3.8 million bad debt charge. The information provided in this disclosure differs significantly from what you describe in your April 16a’ and July 14a’ letters. Please revise future filings, including your amended S-3 to discuss this bad debt charge that significantly decreased your earnings for the nine months ending March 31, 2009.

RESPONSE: We note your comment and we have revised our accounts receivable risk factor to be included in our amended S-3, as set forth in our response to Comment 2 above, to include the complete disclosure regarding the provenance of the $3.8 million bad debt charge.

6.
On page 8 of your August 4, 2009 response you disclose that management continues to reduce your exposure to new and recurring customers who have been deemed to pose a high credit risk to your business. Please tell us if you have any of these “high risk” receivables in your accounts receivable or supplier advances portfolio and if so, please revise disclosure to quantify your exposure to these “high risk” receivables.

RESPONSE: We do not currently have any “high risk” receivables or supplier advances on our accounts.  We will revise our disclosure under “Current Assets - Allowance for Doubtful Accounts” to clarify, as follows, that our management continues to protect the Company from prospective customers (whether new or returning) who management has deemed to pose a high credit risk to our business:

Terence O’Brien
Division of Corporate Finance
August 21, 2009

Current Assets.

Allowance for Doubtful Accounts.  We offer credit to our customers in the normal course of our business. Accounts receivable is stated net of allowance for doubtful accounts and represents a significant portion of our current assets. Credit periods vary substantially across industries, segments, types and size of companies in China where we operate our business. Because of the niche products that we process, our customers are usually also niche players in their own respective segment, who then sell their products to the end product manufacturers. The business cycle is relatively long, as well as the credit periods. The Company offers credit to its customers for periods of 60 days, 90 days, 120 days and 180 days. We generally offer the longer credit terms to longstanding recurring customers with good payment histories and sizable operations. From time to time we review these credit periods, along with our collection experience and the other factors discussed above, to evaluate the adequacy of our allowance for doubtful accounts, and to make changes to the allowance, if necessary.  If our actual collection experience or other conditions change, revisions to our allowances may be required, including a further provision which could adversely affect our operating income, or write back of provision when estimated uncollectible accounts are actually collected.

Our management determines the collectability of outstanding accounts by maintaining quarterly communication with such customers and obtaining confirmation of their intent to fulfill their obligations to the Company. In making this determination, our management also considers past collection experience, our relationship with customers and the impact of current economic conditions on our industry and market. As of June 30, 2009, our management believes that all our customers were committed to fulfilling their obligations to the Company, however, we note that the continuation or intensification of the current global economic crisis may have negative consequences on the business operations of our customers and adversely impact their ability to meet their financial obligations.  To reserve for potentially uncollectible accounts receivable, for the year ended June 30, 2009, our management has made a 50% provision for all accounts receivable that are over 180 days past due and full provision for all accounts receivable over 1 year past due.  From time to time we will review these credit periods, along with our collection experience and the other factors discussed above, to evaluate the adequacy of our allowance for doubtful accounts, and to make changes to the allowance, if necessary.  If our actual collection experience or other conditions change, revisions to our allowances may be required, including a further provision which could adversely affect our operating income, or write back of provision when estimated uncollectible accounts are actually collected.

For the nine months ended March 31, 2009, our accounts receivable decreased by $12,753,928, or 37.8%, period-on-period, as a result of strengthened efforts in credit collection during the period. Management also continues to take appropriate actions to perform business and credit reviews of any prospective customers (whether new or returning) to protect the Company from any who might pose a high credit risk to our business based on their commercial credit reports, our past collection history with them, and our perception of the risk posed by their geographic location. For example, we have halted all our exports to customers in the Philippines as we consider the associated credit risk to be relatively high. Based on publicly available reports, such as that issued by A.M. Best, there is a high risk that financial volatility may erupt in that country due to inadequate reporting standards, a weak banking system or asset markets and/or poor regulatory structure. We expect to resume such exports when conditions improve. We do not currently have any “high risk” receivables on our accounts.

7.
In our July 29, 2009 call, we asked you to address the spike in accounts receivables compared to quarterly sales and in supplier advances compared to quarterly cost of sales. Please revise to discuss why accounts receivables decreased only 17% between March 31, 2008 and March 31, 2009 whereas revenue decreased 59% between March 2008 and 2009. Also, tell us why inventory and advances to suppliers decreased only 17% during the same period but cost of goods sold decreased 28%. Please explain in detail why the aging of these receivables has deteriorated, specifically addressing if customers have high inventory balances of the Company’s products and they can’t pay the Company until they sell it and what specifically these customers are telling you when you communicate with them during your quarterly assessment.

Terence O’Brien
Division of Corporate Finance
August 21, 2009

RESPONSE: The decrease in revenue and cost of goods sold was a direct result of reduced quantity sold during the period ended March 31, 2009 as well as lower steel prices compared to same period a year ago. There were decreases in sales volume across all of our product lines over the three months ended March 31, 2009 as we are faced with multiple challenges and experiencing a difficult time with the global economic downturn. Demand is weak in all of the end segments we sell to, especially the high-carbon cold-rolled steel which are mainly used in auto components manufacturing, due to excess capacity and high inventory levels in the industry, as discussed in our Form-10Q.

While our sales volume and pricing declined during the period ended March 31, 2009, we continued to provide credit terms to our customers and advances to our suppliers on the same basis as in prior periods.  As a result, we continued to incur new accounts receivable and new advances to suppliers during each consecutive quarter. While the increase in new accounts receivable and advances to suppliers during the period was less than in prior periods during which sales and revenues were increasing, our accounts receivable, inventory and advances to suppliers are historical balances carried forward from prior periods, so these balances did not decline in the percentage similar to the decline in revenues and costs of good sold primarily as a result of delays in customer payment of accounts receivable during the quarter ended March 31, 2009.  As shown in the aging table below, 42% of our accounts receivable as of March 31, 2009 was over 180 days past due.  This is compared to 3% of our accounts receivable being over 180 days past due as of March 31, 2008.  Our customers, for example the high-carbon cold-rolled steel customers in the auto industry, had high inventory balances on hand at the time due to build up during the sales boom immediately before the global crisis, and had indicated delay in payments due to slower turnaround. These delays have caused a much smaller decrease in the accounts receivable balance as compared to the decrease of sales revenue in the period ended March 31, 2009. However, the Chinese government has been implementing measures and macro policies with the aim to stimulate the Chinese economy since the start of 2009, and as one of the pillar industries under support, our customers in the auto industry have told us that they were seeing increased orders over the past few months as a result of the stimulus packages and have indicated to the management that they were committed to settling their respective outstanding accounts receivable. There are similar cases with our other customers who have also expressed confirmation for settlement as they have been seeing increased orders and collection themselves as the stimulus package is implemented, according to what they had shared with management during recent communications. As a result, we have not determined it appropriate or necessary to further reserve for or write-off any of such accounts receivable as of March 31, 2009 beyond our reserve of $1,036,609.  To date, we have collected approximately $8.0 million, or 86%, of our accounts receivable past due 180 days at March 31, 2009, and approximately $9.5 million, or 43%, of our total accounts receivable balance at March 31, 2009.  We note, however, that we have changed our policy of setting reserves for aged accounts as described in our response to Comment 2 above.

Terence O’Brien
Division of Corporate Finance
August 21, 2009

Our cumulative advances to suppliers balance has declined slower than costs of goods sold because we took fewer deliveries from our suppliers during the past few months as a direct result of reduced production and consumption of raw material, as well as lower steel prices. Advances to suppliers decreased only 17% during the same period as cost of goods sold decreased 28% because those advances were made some time ago for the purpose of securing a steady supply of raw materials and were based on a minimum quantity and the then higher prevailing raw material prices. The advance is seen as a deposit to suppliers and guarantees our access to raw materials during periods of shortages and volatilities in the market, and such balances decrease when we take down contracted material at a future date. As actual raw material prices for each delivery are determined at prevailing market rates and agreed by us with the suppliers prior to each delivery date, the balance of advance to suppliers will be decreasing at a slower rate during periods when raw material prices are decreasing, such as what we have experienced over the past few months. Lower steel prices coupled with reduced take down of contracted raw materials from the advances paid have led to a slower decrease of such balance. However, we have our suppliers’ confirmation that they are committed to delivering the contracted raw materials as and when those are needed by the Company, and during the quarter ended June 30, 2009, we have received a $5.4 million cash refund of supplier advances of over 180 days from one of our major suppliers, representing 26% of such balances.  Therefore, we determined that it was not necessary or appropriate to increase reserves against or write-offs of our advances to suppliers balance as of March 31, 2009.

8.
We note the aging tables provided on page 9 of your response. Please disclose the difference between the two tables, specifically explaining the “adjusted table” and ensure that these aging tables are included in future filings, as well as your Form S-3. Further tell us if the June 30, 2009 aging of accounts receivables and supplier advances is materially different from that of March 31, 2009.

RESPONSE: We had originally provided you with an aging table based on date of sales. However, we determined that this presentation was not accurate as it improperly reflected accounts receivable that were current as past due in that table as credit periods were not been reflected.

The following table reflects the aging of our accounts receivable as of March 31, 2009 after taking into consideration credit periods offered to our customers.  Apart from one major customer who accounted for 43% of accounts receivable balances past due over 180 days, the remaining 57% of our accounts receivable over 180 days is spread among approximately 27 different customers. We will disclose an aging presentation in future filings where applicable.

March 31, 2009

US$		Current	1 to 30 days	31 to 90 days	91 to 180 days	181 to 360 days	over 1 year
TOTAL	22,065,756	5,204,610	3,606,716	663,132	3,232,283	9,148,052	210,963
%	100	21	21	3	15	42	1

March 31, 2008

US$		1 to 30 days	31 to 90 days	91 to 180 days	181 to 360 days	over 1 year
TOTAL	26,400,668	4,971,920	5,596,497	15,194,568	453,907	183,776
%	100	19	21	58	3	1

Terence O’Brien
Division of Corporate Finance
August 21, 2009

We are currently working with the Company’s independent registered public accounting firm to finalize our financial statements for the year ended June 30, 2009, however, based on the circumstances known to the management as of date of this response, our management believes there was no material deterioration of the accounts receivable and supplier advances balances or their respective aging at June 30, 2009.

9.	Disclose in your Form S-3 how much of the total March 31, 2009 accounts receivable and supplier advances balances have been collected to date.

RESPONSE:  As described in the response to Comment 2 above, we have revised the accounts receivable risk factor, for inclusion in the S-3 to provide that, to date, we have collected approximately $9.5 million, or 43%, of our accounts receivable at March 31, 2009, out of which, approximately $8.0 million was collection of accounts receivable over 180 days past due, representing 86% of accounts receivable over 180 days past due as of the same date. We will also revise the supplier advances risk factor, for inclusion in the S-3 to provide that, to date, we have also received a $5.4 million cash refund of our advances of over 180 days to suppliers, from one of our major suppliers.

10.
Tell us and disclose whether or not your aging includes any customer concentrations (i.e. one customer accounts for 54% of the greater than 180 days) and whether or not you have any similar concentrations for the greater than 180 day supplier advances. To the extent you do have customer concentrations, please disclose why these major accounts are so old and specifically assess the collectability of these accounts. Refer to paragraph 15(a) of SFAS 107.

As disclosed in our letter dated August 4, 2009, we operate in a niche of the China steel industry, and our customers are also niche operators, including manufacturers of automobile parts and components, steel roofing, plane friction discs, appliances, food packaging materials, saw blades, textile needles and microelectronics.  Because of the nature of our business, our business cycle and that of our customers is relatively long.  As a result, the credit and payment terms that we extend to our customers in the normal course of business are also relatively long. We offer credit to our customers for periods of 60 days, 90 days, 120 days and 180 days, with the longer credit terms generally offered to longstanding recurring customers with good payment histories and sizable operations.  Approximately 42% of our accounts receivable was over 180 days past due credit terms as of March 31, 2009, and none of these customers accounted for more than 10% of such balance except for one of our major customers who accounted for 43%. We had that customer’s confirmation as of March 31, 2009 that such balance would be paid off before June 30, 2009, and such past due balance had been paid off as of June 30, 2009.

We also disclosed in the August 4, 2009 letter that our allowance for advances to suppliers is a subjective critical estimate that has a direct impact on our reported net earnings, and is reviewed at least quarterly to reflect changes from our historic raw material receipt experience and to ensure the appropriateness of the allowance in light of the circumstances present at the time of the review, including our relationship with suppliers, the size of their operations, confirmation of their intention to fulfill their obligations to us and the financial condition of the supplier. Also as mentioned in our earlier response, the purpose of the supplier advances is to insure a steady supply of raw material and a guaranteed minimum delivery quantity at future times when raw materials are required. It is seen as a deposit to suppliers and therefore might seem to have a long outstanding period during the past quarters as we took less delivery from our suppliers due to reduced production and consumption of raw material as a result of the economic slowdown. However, we have our suppliers’ confirmation that they are committed to delivering the contracted raw materials as and when those are needed by the Company.

Terence O’Brien
Division of Corporate Finance
August 21, 2009

At March 31, 2009 and June 30, 2008, the Company had allowances of advances to suppliers of $2,530,479 and $2,522,837, respectively.  Approximately 79% of our advance to suppliers was greater than 180 days as of March 31, 2009, the majority, or 41% of which, is attributable to our advances to a single customer, a subsidiary of a state-owned company in China. We believe that advances paid to state-owned companies are ultimately collectible because they are backed by the full faith and credit of the PRC government. As such, we do not provide allowances against such advances. During the quarter ended June 30, 2009, we have also received a $5.4 million cash refund of supplier advances of over 180 days from one of our major suppliers, representing 26% of such balances.

11.
Please revise disclosure to include your backlog amounts as discussed in our July 29, 2009 call. Backlog is a required disclosure per Rule 101(c)(1)(viii) of Regulation S-K therefore backlog at June 30, 2008 and March 31, 2009 should be disclosed in your Form S-3. Also tell us if your June 30, 2009 is materially different than backlog at March 31, 2009.

RESPONSE:  Our backlog at March 31, 2009 and June 30, 2009 was $8,075,758 and $9,278,675, respectively.

(Remainder of Page Left Blank Intentionally)

Terence O’Brien
Division of Corporate Finance
August 21, 2009

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 011-852-2543-2290 or Scott Kline, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (415) 983-1523.

Sincerely,

CHINA PRECISION STEEL INC.

By:	/s/ Wo Hing Li
Name: Wo Hing Li
Title: Chief Executive Officer
cc: Scott Kline, Esq.